TASEKO MINES LIMITED Management's Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the condensed consolidated financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards ("IFRS") for the three and six months ended June 30, 2022 (the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of August 8, 2022. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. Included throughout this MD&A are references to non-GAAP performance measures which are denoted with an asterisk and further explanation including their calculations are provided on page 22.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

OVERVIEW

Taseko is a copper focused mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits in North America which are capable of supporting a mine for decades. The Company's principal operating asset is the 75% owned Gibraltar mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns Florence Copper, which will be one of the greenest sources of mined copper and is advancing towards construction, as well as the Yellowhead copper, New Prosperity gold-copper, and Aley niobium projects.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2022	2021	Change	2022	2021	Change
Tons mined (millions)	22.3	24.9	(2.6)	42.6	56.9	(14.3)
Tons milled (millions)	7.7	7.2	0.5	14.7	14.4	0.3
Production (million pounds Cu)	20.7	26.8	(6.1)	42.0	49.0	(7.0)
Sales (million pounds Cu)	21.7	26.7	(5.0)	49.1	48.7	0.4

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2022	2021	Change	2022	2021	Change
Revenues	82,944	111,002	(28,058)	201,277	197,743	3,534
Earnings from mining operations before depletion and amortization*	7,221	54,482	(47,261)	49,994	84,795	(34,801)
Cash flows provided by operations	18,344	72,502	(54,158)	70,097	69,219	878
Adjusted EBITDA*	1,684	47,732	(46,048)	39,823	71,454	(31,631)
Adjusted net income (loss)*	(16,098)	9,948	(26,046)	(9,936)	4,414	(14,350)
Per share - basic ("adjusted EPS")*	(0.06)	0.04	(0.10)	(0.03)	0.02	(0.05)
Net income (loss) (GAAP)	(5,274)	13,442	(18,716)	(179)	2,225	(2,404)
Per share - basic ("EPS")	(0.02)	0.05	(0.07)	-	0.01	(0.01)

TASEKO MINES LIMITED Management's Discussion and Analysis

 Second Quarter Review

  Second quarter cash flow from operations was $18.3 million, earnings from mining operations before depletion and amortization* was $7.2 million and net loss was $5.3 million ($0.02 loss per share);

  Gibraltar produced 20.7 million pounds of copper for the quarter. Head grades averaged 0.17% which was lower than expected due to the complexity of the ore zones mined in the upper benches of the Gibraltar pit resulting in higher than normal mining dilution. Grades and copper production are expected to improve significantly in the second half of the year;

  Mill throughput outperformed recent quarters, in line with expectations, due to the softer ore from the Gibraltar pit. Copper recoveries were 77.3% for the quarter and were impacted by the lower head grade;

  Total site costs* in the second quarter have increased due primarily to the impact of higher diesel costs;

  Gibraltar sold 21.7 million pounds of copper in the quarter (100% basis) at an average realized copper price of US$4.08 per pound;

  The decline in copper prices during the second quarter resulted in negative provisional price adjustments of $5.5 million and a write-down of ore stockpile inventories of $1.5 million;

  Adjusted EBITDA* was $1.7 million and Adjusted net loss* was $16.1 million ($0.06 loss per share), and these amounts include the negative provisional price adjustments and inventory write-down;

  The Company has copper collar contracts in place to protect a minimum copper price until mid-2023.  The copper price collars outstanding at the end of the second quarter resulted in an unrealized gain of $30.7 million.  Subsequent to quarter-end, $15.2 million of this gain was realized as cash proceeds upon payout of the July contract and through a repricing of the copper price floors from US$4.00 to US$3.75 per pound for the remainder of 2022;

  Development costs incurred for Florence Copper were $27.0 million in the quarter and included further payments for major processing equipment for the SX/EW plant, other pre-construction activities and ongoing site costs; and

  The Company had a cash balance of $176 million and has approximately $240 million of available liquidity at June 30, 2022, including its undrawn US$50 million revolving credit facility.

TASEKO MINES LIMITED Management's Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating data (100% basis)	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Tons mined (millions)	22.3	20.3	23.3	25.2	24.9
Tons milled (millions)	7.7	7.0	7.4	7.4	7.2
Strip ratio	2.8	2.6	2.2	1.3	2.3
Site operating cost per ton milled (Cdn$)*	$11.13	$11.33	$9.94	$8.99	$9.16
Copper concentrate
Head grade (%)	0.17	0.19	0.24	0.28	0.22
Copper recovery (%)	77.3	80.2	80.4	84.2	83.3
Production (million pounds Cu)	20.7	21.4	28.8	34.5	26.8
Sales (million pounds Cu)	21.7	27.4	23.8	32.4	26.7
Inventory (million pounds Cu)	2.7	4.0	9.9	4.9	3.5
Molybdenum concentrate
Production (thousand pounds Mo)	199	236	450	571	402
Sales (thousand pounds Mo)	210	229	491	502	455
Per unit data (US$ per pound produced)*
Site operating costs*	$3.25	$2.95	$2.02	$1.53	$2.02
By-product credits*	(0.15)	(0.18)	(0.30)	(0.25)	(0.25)
Site operating costs, net of by-product credits*	$3.10	$2.77	$1.72	$1.28	$1.77
Off-property costs	0.37	0.36	0.22	0.29	0.25
Total operating costs (C1)*	$3.47	$3.13	$1.94	$1.57	$2.02

TASEKO MINES LIMITED Management's Discussion and Analysis

OPERATIONS ANALYSIS

Second Quarter Review

Gibraltar produced 20.7 million pounds of copper for the quarter. Head grades averaged 0.17% in the quarter which was lower than expected due to the complexity of the ore in the upper benches of the Gibraltar pit which resulted in higher than normal mining dilution. Ore grades are expected to improve for the remainder of the year as mining progresses deeper into the Gibraltar pit where ore zones are more consistent and less complex in nature.

A total of 22.3 million tons were mined in the second quarter with the decrease from 2021 rates due to longer haul distances in the current phase of mining.  Mill throughput improved over the prior quarters due to the softer Gibraltar ore in line with expectations.

The strip ratio of 2.8 was inline with the average for the Gibraltar pit and the prior quarter.  Ore stockpiles also decreased by 1.8 million tons in the second quarter to supplement mill feed from the mine in accordance with the mine plan.

Total site costs* at Gibraltar of $76.1 million (which includes capitalized stripping of $11.9 million) for Taseko's 75% share was generally consistent with the first quarter but was $11.6 million higher than the same quarter last year due to higher diesel costs with diesel prices nearly 70% higher than 2021 and with some other input costs increasing including grinding media used in the mill.

Molybdenum production was 199 thousand pounds in the second quarter due to lower grades.  At an average molybdenum price of US$18.37 per pound, molybdenum generated a by-product credit per pound of copper produced of US$0.15 in the second quarter.

Off-property costs per pound produced* were US$0.37 for the second quarter reflecting higher ocean freight (including bunker costs) and increased treatment and refining charges (TCRC) as the same quarter in the prior year achieved extremely low TCRCs from spot tenders that were awarded given the tight physical market in the second quarter of 2021.

Total operating costs per pound produced (C1)* were US$3.47 for the quarter and were US$1.45 per pound higher than the second quarter last year as shown in the graph below:

Of the US$1.45 variance in C1 costs in the second quarter of 2022 compared to the prior year quarter, US$0.78 was due to decreased copper production, US$0.12 was due to less mining costs being capitalized, US$0.10 was due to lower molybdenum production, US$0.26 was due to inflation arising from increased prices for diesel and grinding media, US$0.11 was due to higher treatment and refining charges, and US$0.08 for other miscellaneous cost impacts offset by favorable foreign exchange impacts.

TASEKO MINES LIMITED Management's Discussion and Analysis

GIBRALTAR OUTLOOK

Copper production is expected to significantly increase in the second half of the year as mining progresses deeper in the Gibraltar pit as ore quality and grade improves.  Management still expects to meet the original copper production guidance of 115 million pounds (+/-5%), but given the more challenging conditions in the first half of the year, now expect to be at the lower end of that range.

The Company currently has copper price collar contracts in place that secure a minimum copper price of US$3.75 per pound for a substantial portion of its attributable production until June 30, 2023. Improved production combined with this copper hedge protection should continue to provide the foundation for stable financial performance and operating margins at the Gibraltar mine over the coming quarters.

The Company has a long track record of purchasing copper price options to manage short term copper price volatility.  This strategy provides security over the Company's cash flow as it prepares for construction of the commercial facility at Florence Copper while continuing to provide significant copper price upside should copper prices continue their rebound. Copper prices in the first half of 2022 averaged US$4.43 per pound and are currently around US$3.55 per pound.

In March 2022, the Company announced a new 706 million ton proven and probable sulphide reserve for the Gibraltar mine, a 40% increase as of December 31, 2021. The new reserve estimate allows for a significant extension of the mine life to 23 years with total recoverable metal of 3.0 billion pounds of copper and 53 million pounds of molybdenum.

Highlights from the new reserve:

• 706 million tons grading 0.25% copper;

• Recoverable copper of 3.0 billion pounds and 53 million pounds of molybdenum;

• 23 year mine life with average annual production of approximately 129 million pounds of copper and 2.3 million pounds of molybdenum;

• Life-of-mine average strip ratio of 2.4:1; and

• After-tax NPV of $1.1 billion (75% basis) and free cash flow of $2.3 billion (75% basis) at a long-term copper price of US$3.50 per pound1.

1 The NPV and cash flow is based on copper prices of US$4.25 (2022), US$3.90 (2023) and US$3.50 per pound long-term, and a molybdenum price of US$18 (2022), US$15 (2023) and US$13 per pound long-term, a foreign exchange rate of 1.3:1 (C$:US$), and a discount rate of 8%.

FLORENCE COPPER

The commercial production facility at Florence Copper will be one of the greenest sources of copper for US domestic consumption, with carbon emissions, water and energy consumption all dramatically lower than a conventional mine.  It is a low-cost copper project with an annual production capacity of 85 million pounds of copper over a 21-year mine life.  With the expected C1* operating cost of US$1.10 per pound, Florence Copper will be in the lowest quartile of the global copper cost curve and will have one of the smallest environmental footprints of any copper mine in the world.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company has successfully operated a Production Test Facility ("PTF") since 2018 at Florence to demonstrate that the in-situ copper recovery ("ISCR") process can produce high quality cathode while operating within permit conditions.

The next phase of Florence Copper will be the construction and operation of the commercial ISCR facility with an estimated capital cost of US$230 million (including reclamation bonding and working capital) based on the Company's published 2017 NI 43-101 technical report. At a conservative copper price of US$3.00 per pound, Florence Copper is expected to generate an after-tax internal rate of return of 37%, an after-tax net present value of US$680 million at a 7.5% discount rate, and an after-tax payback period of 2.5 years.

In December 2020, the Company received the Aquifer Protection Permit ("APP") from the Arizona Department of Environmental Quality ("ADEQ"). During the APP process, Florence Copper received strong support from local community members, business owners and elected officials.  The other required permit is the Underground Injection Control permit ("UIC") from the U.S. Environmental Protection Agency ("EPA"), which is the final permitting step required prior to construction of the commercial ISCR facility. On November 22, 2021, the EPA provided the Company with an initial draft of the UIC permit. Taseko's project technical team completed its review of the draft UIC permit in early December 2021 and no significant issues were identified. We are awaiting the EPA to begin the public comment period for the draft UIC. All indications from the EPA are that there are no outstanding items remaining with the permit and they are completing final internal sign offs. The public comment period is expected to be 45 days.

Detailed engineering and design for the commercial production facility was completed in 2021 and procurement activities are well advanced with the Company having made most of the initial deposits and awarding the key contract for the major processing equipment associated with the SX/EW plant. The Company incurred $52.2 million of costs for Florence in the first half of 2022 which includes commercial facility activities.  Florence Copper also has outstanding purchase commitments of $22.3 million as at June 30, 2022 for the remaining equipment to be delivered. Deploying this strategic capital and awarding key contracts will assist with protecting the project execution plan, mitigating inflation risk and the potential impact of supply chain disruptions and ensure a smooth transition into construction once the final UIC permit is received.

ANNUAL ESG REPORT

In May 2022, the Company published its annual Environmental, Social, and Governance ("ESG") Report, providing detailed information about the Company's 2021 performance and outcomes against the most critical ESG topics and metrics for the global mining sector.

For the first time, in the 2021 ESG Report Taseko has established long-term goals in the areas of energy management, water management, reclamation and biodiversity. In addition, the Company is reporting against the Sustainability Accounting Standards Board (SASB) framework, providing consistent and comparable ESG metrics specific to the global mining sector.

2021 ESG highlights include:

  Recognition by the Province of British Columbia for excellence in health and safety (the sixth time in eight years that Gibraltar Mine has won the prestigious John Ash Safety Award for the lowest frequency of lost-time injuries among major open-pit mines in BC);
  Achieved a new long-term labour agreement with the Company's unionized workforce at Gibraltar;
  Completion of a land swap at Florence Copper to protect centuries-old archeological features associated with the Hohokam culture;
  Ongoing engagement and partnership development with Indigenous groups with respect to Gibraltar Mine and the Yellowhead and Aley projects in British Columbia, and Florence Copper in Arizona; and

TASEKO MINES LIMITED Management's Discussion and Analysis

  Continued permitting and engineering progress at Florence Copper, which, with its innovative mining method, is poised to become one of the lowest greenhouse gas intensity copper operations in the world.

The full report can be viewed and downloaded at www.tasekomines.com/esg.

LONG-TERM GROWTH STRATEGY

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. ("Yellowhead") has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company's 2020 NI 43-101 technical report. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period.  Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its current efforts on advancing into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

New Prosperity Gold-Copper Project

In December 2019, the Tŝilhqot'in Nation, as represented by the Tŝilhqot'in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of British Columbia, to try to obtain a long-term resolution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.

The dialogue was supported by the parties' agreement on December 7, 2019 to a one-year standstill on certain outstanding litigation and regulatory matters that relate to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake). The standstill was extended on December 4, 2020, to continue what was a constructive dialogue that had been delayed by the COVID-19 pandemic. The dialogue is not complete but it remains constructive, and in December 2021, the parties agreed to extend the standstill for a further year so that they and the Province of British Columbia can continue to pursue a long-term and mutually acceptable resolution of the conflict.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes.

TASEKO MINES LIMITED Management's Discussion and Analysis

MARKET REVIEW

Copper	Molybdenum	Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

Copper prices are currently around US$3.55 per pound and are beginning to recover from a dramatic sell off in June that was triggered by global recession fears and an expected slowdown in China.  In March 2022, copper reached a record high of US$5.09 per pound due to uncertainty arising from the Ukraine conflict, rising inflation rates and low warehouse inventory levels. Copper prices have steadily recovered since the onset of COVID-19 due to tight physical market conditions, ensuing supply chain bottlenecks, inflation pressures caused by economic stimulus measures and from geopolitical challenges.  Europe's imminent need to transition away from Russian energy dependence and invest further in alternative energy should also accelerate growth in the demand for copper in the medium term. Electrification of transportation and the focus on government investment in construction and infrastructure including initiatives focused on the renewable energy, electrification and meeting net zero targets by 2050 are inherently copper intensive and are expected to double copper demand by 2035.  All of these factors continue to provide unprecedented medium term catalysts for higher copper prices to continue while short term volatility is expected due to macroeconomic uncertainty and the risk of a US and global recession. While some analysts predict a potential copper market balance by 2023 based on current development projects under construction and the potential short term pullback in demand, the medium to longer-term outlook for copper remains extremely favorable. According to S&P Global’s copper market outlook report published in July 2022, entitled ‘The Future of Copper: Will the looming supply gap short-circuit the energy transition?’, global demand for copper is expected to double from 25 million metric tonnes today to roughly 50 million tonnes by 2035. This increased demand for copper after years of under investment by the copper industry in new primary mine supply, coupled with inherently low recycling rates, is expected to support strong copper prices over the coming decade to incentivize new supply.

Approximately 6% of the Company's revenue is made up of molybdenum sales. During 2021, the average molybdenum price was US$15.94 per pound and reached above US$20.00 per pound for a period.  Molybdenum prices are currently around US$14.05 per pound with a robust outlook for the remainder of 2022, driven by steel demand and a boom in the oil and gas sector due to the Ukraine conflict. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of the Gibraltar mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's operating results and unit production costs, which are earned and in some cases reported in US dollars. Overall, the Canadian dollar weakened throughout the quarter, although average exchange rates in the second quarter were fairly similar to the prior quarter.

TASEKO MINES LIMITED Management's Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2022	2021	Change	2022	2021	Change
Net income (loss)	(5,274)	13,442	(18,716)	(179)	2,225	(2,404)
Net unrealized foreign exchange (gain) loss	11,621	(3,764)	15,385	7,223	5,034	2,189
Realized foreign exchange gain on settlement of long-term debt	-	-	-	-	(13,000)	13,000
Loss on settlement of long-term debt	-	-	-	-	12,739	(12,739)
Unrealized (gain) loss on derivative instruments	(30,747)	370	(31,117)	(23,261)	1,172	(24,433)
Estimated tax effect of adjustments	8,302	(100)	8,402	6,281	(3,756)	10,037
Adjusted net income (loss) *	(16,098)	9,948	(26,046)	(9,936)	4,414	(14,350)

The Company's net loss was $5.3 million ($0.02 loss per share) for the three months ended June 30, 2022 compared to a net income of $13.4 million ($0.05 per share) in the same prior period.  The net loss in the current period was primarily due to lower copper production and sales volumes, lower average LME copper prices, higher site costs due to the rising input costs such as diesel and a decrease in waste stripping costs being capitalized in the second quarter of 2022. Partially offsetting these impacts was lower depletion and amortization due to the revised Gibraltar reserve extending estimated economic useful lives compared to the same prior period.

After exclusion of the $30.7 million unrealized gains on copper price collars and $11.6 million in unrealized foreign exchange losses on the outstanding senior secured notes due to the weakening Canadian dollar, the Company's adjusted net loss was $16.1 million ($0.06 loss per share) for the three months ended June 30, 2022, compared to an adjusted net income of $9.9 million ($0.04 per share) for the same period in 2021.

The Company's net loss was $0.2 million ($nil per share) for the six months ended June 30, 2022, compared to a net income of $2.2 million ($0.01 per share) in the same prior period. The net loss in the six month period was primarily due to lower average LME copper prices, higher site costs due to the rising input costs and a decrease in waste stripping costs being capitalized in the second half of 2022. Partially offsetting these impacts was lower depletion and amortization due to the revised Gibraltar reserve extending estimated economic useful lives compared to the same prior period.

Net income in the first half of 2021 was also positively impacted by a net foreign exchange gain of $8.0 million arising from the revaluation of the new 2026 Notes due to the weakening US dollar trend in the first quarter of 2021 and settlement of the US$250 million 8.75% Senior Secured Notes ("2022 Notes"). The $12.7 million settlement loss recorded upon repayment of the 2022 Notes also decreased the GAAP net income in the first half of 2021.

After exclusion of unrealized gains on copper put options of $23.3 million for copper collars and $7.2 million in unrealized foreign exchange losses on the outstanding senior secured notes due to the weakening Canadian dollar and, the Company's adjusted net loss was $9.9 million ($0.03 loss per share) for the six months ended June 30, 2022, compared to an adjusted net income of $4.4 million ($0.02 per share) for the same period in 2021.

No adjustments are made to adjusted net income (loss) for negative provisional price adjustments in the quarter as these adjustments normalize or reverse over time.

TASEKO MINES LIMITED Management's Discussion and Analysis

Revenues

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2022	2021	Change	2022	2021	Change
Copper contained in concentrate	87,183	102,571	(15,388)	201,638	181,321	20,317
Copper price adjustments on settlement	(5,469)	2,953	(8,422)	(4,809)	6,528	(11,337)
Molybdenum concentrate	3,704	5,544	(1,840)	7,774	11,230	(3,456)
Molybdenum price adjustments on settlement	(384)	1,372	(1,756)	(282)	2,240	(2,522)
Silver	1,155	1,220	(65)	2,674	2,445	229
Total gross revenue	86,189	113,660	(27,471)	206,995	203,764	3,231
Less: Treatment and refining costs	(3,245)	(2,658)	(587)	(5,718)	(6,021)	303
Revenue	82,944	111,002	(28,058)	201,277	197,743	3,534

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate[1]	15,668	19,280	(3,612)	35,448	35,199	249
Average provisional copper price (US$ per pound)	4.33	4.34	(0.01)	4.46	4.15	0.31
Average realized copper price (US$ per pound)	4.08	4.48	(0.40)	4.37	4.31	0.06
Average LME copper price (US$ per pound)	4.31	4.40	(0.09)	4.43	4.12	0.31
Average exchange rate (US$/CAD)	1.28	1.23	0.05	1.27	1.25	0.02

1 This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the three months ended June 30, 2022 decreased by $15.4 million compared to the same period in 2021, with $19.2 million of the decrease due to lower sales volumes of 3.6 million pounds (75% basis), partially offset by $3.8 million due to the favorable impact of a stronger US dollar. Provisional price adjustments in the current quarter were $5.5 million due to a pullback in the copper price late in the quarter, of which $2.6 million or US$0.13 per pound was related to Q1 shipments.

Copper revenues for the six months ended June 30, 2022 increased by $20.3 million compared to the same period in 2021, with $1.3 million of the increase due to higher sales volumes of 0.2 million pounds (75% basis) and $19.0 million due to higher copper price in the first half of 2022 coupled with the favorable impact of a stronger US dollar.  Negative provisional price adjustments in the first half of 2022 were $4.8 million due to a decreasing copper price environment in June, compared to a rising copper price trend in the first half of 2021.

Molybdenum revenues for the three months ended June 30, 2022 decreased by $1.9 million compared to the same period in 2021 due primarily to lower sales volumes by 184 thousand pounds (75% basis), partially offset by higher average molybdenum prices of US$18.37 per pound, compared to US$14.32 per pound for the same prior period.

Molybdenum revenues for the six months ended June 30, 2022 decreased by $3.5 million compared to the same period in 2021 due primarily to lower sales volumes by 426 thousand pounds (75% basis), partially offset by higher average molybdenum prices of US$18.74 per pound, compared to US$12.80 per pound for the same prior period.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cost of sales

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2022	2021	Change	2022	2021	Change
Site operating costs	64,237	49,753	14,484	124,096	96,909	27,187
Transportation costs	4,370	4,303	67	9,485	7,608	1,877
Changes in inventories of finished goods	3,653	4,723	(1,070)	11,230	2,464	8,766
Changes in inventories of ore stockpiles	3,463	(2,259)	5,722	6,472	5,967	505
Production costs	75,723	56,520	19,203	151,283	112,948	38,335
Depletion and amortization	15,269	17,536	(2,267)	28,775	33,374	(4,599)
Cost of sales	90,992	74,056	16,936	180,058	146,322	33,736
Site operating costs per ton milled*	$11.13	$9.16	$1.97	$11.22	$8.95	$2.27

Site operating costs for the three months ended June 30, 2022 increased by $14.5 million compared to the same prior period due to $7.1 million more in diesel costs and $4.5 million more in other costs including grinding media. There was also $2.9 million less in mining costs being capitalized in the second quarter ($11.9 million) compared to the second quarter in 2021 ($14.8 million).

Site operating costs for the six months ended June 30, 2022 increased by $27.2 million compared to the same prior period due to $11.5 million more in diesel costs and $6.5 million more in other costs including grinding media. There was also $9.2 million less in mining costs being capitalized in the second half ($27.0 million) compared to the second quarter in 2021 ($36.2 million).

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. During the second quarter, 1.3 million pounds of additional copper in finished goods was sold, which contributed to an increase in production costs of $3.7 million for Taseko's 75% share. In addition, the ore stockpiles decreased by 1.8 million tons during the second  quarter of 2022 along with a write-down of ore stockpiles to net realizable value due to the decline in copper prices, resulted in an increase in production costs of $3.5 million.

Due to extreme flooding events in southwest BC in the fourth quarter of 2021, there was 6.0 million pounds of additional copper in finished goods at year end that was sold in the first quarter of 2022, which contributed to the increase in production costs of $11.2 million in the first half of 2022.  The ore stockpile also decreased by 3.2 million tons during the first half of 2022, which resulted in an increase in production costs of $6.5 million.

Depletion and amortization for the three and six months ended June 30, 2022 decreased by $2.3 million and $4.6 million, respectively, over the same prior period due to changes in estimates of the remaining mine life and units of production arising from the Gibraltar reserve update which extended the mine life by an additional 7 years.  Furthermore, ore tons that were mined from the Pollyanna pit in the first half of 2021 had a higher depreciation cost per ton compared to the current ore being mined from the Gibraltar pit.

TASEKO MINES LIMITED Management's Discussion and Analysis

Other operating (income) expenses

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2022	2021	Change	2022	2021	Change
General and administrative	3,297	5,166	(1,869)	5,998	10,462	(4,464)
Share-based compensation (recovery) expense	(2,113)	1,608	(3,721)	967	4,398	(3,431)
Realized loss on derivative instruments	2,298	1,709	589	4,645	2,898	1,747
Unrealized (gain) loss on derivative instruments	(30,747)	370	(31,117)	(23,261)	1,172	(24,433)
Project evaluation expenditures	110	136	(26)	278	448	(170)
Other income, net	(318)	(444)	126	(655)	(796)	141
	(27,473)	8,545	(36,018)	(12,028)	18,582	(30,610)

General and administrative expenses have decreased in the three and six months ended June 30, 2022, compared to the same periods in 2021, primarily due to the accrual in 2021 for employment and consulting services related to retiring executives as part of the Company's executive succession plan.

Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on deferred share units. Share-based compensation expense decreased for the three and six months ended June 30, 2022, compared to the same periods in 2021, primarily due to decreases in the Company's share price during the current quarter. More information is set out in Note 14 of the Financial Statements.

For the three months ended June 30, 2022, the Company realized a loss on derivative instruments of $2.3 million primarily due to the expensing of premiums paid for copper collars covering production for the quarter that settled out-of-the-money, compared to a realized loss of $1.7 million in the second quarter of 2021.

For the six months ended June 30, 2022, the realized loss on derivative instruments were $4.6 million primarily due to premiums paid for copper collars covering first half production that settled out-of-the-money, compared to a net realized loss of $2.9 million for the first half of 2021 which included a $0.5 million realized gain on fuel call options that settled in-the-money.

For the three months ended June 30, 2022, the net unrealized gain on derivative instruments of $30.7 million relates primarily to the fair value adjustments on the outstanding copper price collars covering the remainder of 2022 and first half of 2023, compared to only a net unrealized loss of $0.4 million for the second quarter of 2021.

Project evaluation expenditures represent costs associated with the New Prosperity project.

TASEKO MINES LIMITED Management's Discussion and Analysis

Finance expenses and income

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2022	2021	Change	2022	2021	Change
Interest expense	10,083	9,671	412	20,158	18,845	1,313
Amortization of financing fees	626	480	146	1,241	1,052	189
Finance expense - deferred revenue	1,436	1,394	42	2,809	2,762	47
Accretion of PER	91	104	(13)	183	209	(26)
Finance income	(282)	(184)	(98)	(448)	(259)	(189)
Loss on settlement of long-term debt	-	-	-	-	5,798	(5,798)
	11,954	11,465	489	23,943	28,407	(4,464)

Interest expense for the three and six months ended June 30, 2022 increased from the prior year period due to higher overall interest accrued on the new senior secured notes issued in February 2021.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. ("Osisko").

As part of the senior secured notes refinancing completed in February 2021, the Company redeemed its US$250 million senior secured notes on March 3, 2021, which resulted in an accounting loss of $5.8 million, comprised of the write-off of deferred financing costs of $4.0 million and additional interest costs paid over the call period of $1.8 million.  The Company also paid a one-time redemption call premium of $6.9 million on the settlement of the 2022 Notes which is disclosed separately from finance expense.

Income tax

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2022	2021	Change	2022	2021	Change
Current income tax (recovery) expense	(531)	810	(1,341)	(12)	941	(953)
Deferred income tax expense	1,453	6,223	(4,770)	2,122	1,790	332
Income tax expense	922	7,033	(6,111)	2,110	2,731	(621)
Effective tax rate	(21.1)%	34.3%	(55.4)%	109.3%	55.1%	54.2%
Canadian statutory rate	27.0%	27.0%	-	27.0%	27.0%	-
B.C. Mineral tax rate	9.5%	9.5%	-	9.5%	9.5%	-

The overall income tax expense for the three and six months ended June 30, 2022 was due to deferred income tax expense recognized on income for accounting purposes. The effective tax rate for the second quarter is negative and less than the combined B.C. mineral and income tax rate of 36.5% due to the non-taxability of unrealized foreign exchange losses on revaluation of the senior secured notes and as certain expenses such as finance charges, derivative gains and general and administration costs are not deductible for BC mineral tax purposes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the three and six months ended June 30, 2021 and 2022, relative to net income (loss) for those periods.

TASEKO MINES LIMITED Management's Discussion and Analysis

Current income taxes represent an estimate of B.C. mineral taxes payable.

FINANCIAL CONDITION REVIEW

Balance sheet review

	At June 30,	At December 31,
(Cdn$ in thousands)	2022	2021	Change
Cash and equivalents	175,676	236,767	(61,091)
Other current assets	100,868	100,460	408
Property, plant and equipment	919,862	837,839	82,023
Other assets	8,236	8,129	107
Total assets	1,204,642	1,183,195	21,447
Current liabilities	100,409	85,172	15,237
Debt:
Senior secured notes	506,733	497,388	9,345
Equipment related financings	25,090	34,361	(9,271)
Deferred revenue	48,159	45,356	2,803
Other liabilities	160,449	162,400	(1,951)
Total liabilities	840,840	824,677	16,163
Equity	363,802	358,518	5,284
Net debt (debt minus cash and equivalents)	356,147	294,982	61,165
Total common shares outstanding (millions)	286.4	284.9	1.4

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of Gibraltar and the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities.  Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Property, plant and equipment increased by $82.0 million in the six months ended June 30, 2022, which includes $52.2 million for Florence Copper development costs as well as capital expenditures at Gibraltar (both sustaining and new capital projects).

Net debt increased by $61.2 million in the six months ended June 30, 2022, primarily due to investment of cash in the development of Florence Copper, ongoing debt repayment and the effect of a weakening Canadian dollar against US dollar net borrowings.

Deferred revenue relates to the advance payments received from Osisko for the sale of Taseko's share of future silver production from Gibraltar.

As at August 8, 2022, there were 286,376,919 common shares and 9,524,166 stock options outstanding. More information on these instruments and the terms of their exercise is set out in Note 14 of the Financial Statements.

TASEKO MINES LIMITED Management's Discussion and Analysis

Liquidity, cash flow and capital resources

At June 30, 2022, the Company had cash and cash equivalents of $175.7 million (December 31, 2021 - $236.8 million).

Cash flow provided by operations during the three months ended June 30, 2022 was $18.3 million compared to $72.5 million for the same prior period due to lower copper sales volumes and lower capitalized stripping in the second quarter of 2022. In the second quarter of 2021, the Company received $20.6 million in accounts receivable primarily for shipments made in the first quarter of 2021.

Cash flow provided by operations during the six months ended June 30, 2022 was $70.1 million compared to $69.2 million for the same prior period. Cash flow provided by operations in the current period was positively impacted by the sale of excess inventory of $14.1 million carried over from the fourth quarter of 2021.

Cash used for investing activities during the three months ended June 30, 2022 was $53.6 million compared to $35.0 million for the same prior period. Investing cash flows in the second quarter includes $26.5 million for capital expenditures at Gibraltar (which includes $11.9 million for capitalized stripping costs, $6.1 million for sustaining capital, and $8.5 million for capital projects), $24.2 million of cash expenditures for development costs at Florence Copper and $3.0 million for the premiums paid for copper collars covering production for the first half of 2023.

Cash used for investing activities during the six months ended June 30, 2022 was $101.5 million compared to $79.0 million for the same prior period. Investing cash flows in the second half includes $48.8 million for capital expenditures at Gibraltar (which includes $27.0 million for capitalized stripping costs, $9.7 million for sustaining capital, and $12.1 million for capital projects), $45.2 million of cash expenditures for Florence Copper and $7.3 million for the purchase of copper collars covering production from July 2022 to June 2023.

Net cash used for financing activities for the three months ended June 30, 2022 was $5.8 million comprised of principal repayments for equipment loans and leases of $5.1 million and interest paid of $0.7 million.

Net cash used for financing activities for the six months ended June 30, 2022 was $30.9 million comprised of principal repayments for equipment loans and leases of $10.2 million, interest paid of $19.4 million and $1.9 million to settle performance share units that vested in January 2022. Net cash provided by financing activities for the six months ended June 30, 2021 was $155.5 million and included the net proceeds from the issuance of the US$400 million 7% senior secured notes ("2026 Notes") due in February 2026.

Liquidity outlook

The Company has approximately $240 million of available liquidity at June 30, 2022, including a cash balance of $176 million and an undrawn US$50 million revolving credit facility.

In July 2022, the Company realized cash proceeds of $15.2 million, with $5.3 million from settlement of its July collar contract and $9.9 million from the amendment of its copper price collar contracts from August to December for 35 million pounds of copper by lowering the strike floor price from US$4.00 per pound to US$3.75 per pound.

With a minimum US$3.75 per pound floor price for 65 million pounds of copper production until June 2023, continued stable operating margins and cash flows are expected from Gibraltar over the next 12 months.

Florence Copper has an estimated capital cost (including reclamation bonding and working capital) of approximately US$230 million based on the published 2017 NI 43-101 technical report. The Company does not have any significant capital plans for its other development projects over the next 12 months.

TASEKO MINES LIMITED Management's Discussion and Analysis

If copper prices are slow to recover or Florence construction costs increase or if plans for other development projects materially change, the Company may require additional external funding. The Company could raise additional capital if needed through equity financings or asset sales, including royalties, sales of project interests, or joint ventures or additional credit facilities, including additional notes offerings.  The Company evaluates these financing alternatives based on a number of factors including the prevailing metal prices and projected operating cash flow from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper price options are entered into for a substantial portion of Taseko's  share of Gibraltar copper production and the Company has a long track record of doing so (see "Hedging Strategy").

Hedging strategy

The Company generally fixes the copper prices of its copper concentrate shipments at the time of shipment up to 90% of the value of the shipment.  Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment for up to 100% of the value of the shipment.

To protect against sudden and unexpected copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or partially funded by the sale of copper call options that are significantly out of the money. The amount and duration of the copper hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place. Hedge positions are typically extended by adding incremental quarters at established floor prices (i.e. the strike price of the copper put option) to provide the necessary price protection. Considerations for the cost of the hedging program include an assessment of Gibraltar's estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period.

During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.  In July of 2022, the Company realized $5.3 million on its US$4.00 put protection and received proceeds of $9.9 million for the adjustment of its copper collar contracts for 35 million pounds of copper with maturity dates ranging from August 2022 through to December 2022 by reducing the copper put strike price from US$4.00 per pound to US$3.75 per pound, with the ceiling call price remaining at US$5.40 per pound.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective.  Since the onset of the Ukraine war earlier this year, diesel prices have increased dramatically.  To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company purchases diesel call options from financial institutions to provide a price cap for its diesel that is used by its mining fleet.  Taseko has in place diesel price protection to the end of the year which caps its site landed diesel cost to an estimated $1.65 per litre for the third quarter of 2022 and $1.71 per litre for the fourth quarter of 2022.  The Company will continue to look to extend this protection into 2023 in the coming quarters.

A summary of the Company's outstanding hedges are shown below:

TASEKO MINES LIMITED Management's Discussion and Analysis

	Notional amount	Strike price	Term to maturity	Original cost
At August 8, 2022
Copper collars	35.0 million lbs	US$3.75 per lb US$5.40 per lb	August to December 2022	$3.6 million
Copper collars	30.0 million lbs	US$3.75 per lb US$4.72 per lb	January to June 2023	$3.0 million
Fuel call options	3.0 million ltrs	US$1.01 per ltr	August to September 2022	$0.1 million
Fuel call options	6.0 million ltrs	US$1.05 per ltr	October to December 2022	$0.3 million

Commitments and contingencies

Commitments

	Payments due
(Cdn$ in thousands)	Remainder of 2022	2023	2024	2025	2026	Thereafter	Total
Debt:
2026 Notes	-	-	-	-	515,440	-	515,440
Interest	18,040	36,081	36,081	36,081	18,040	-	144,323
Equipment loans:
Principal	2,633	4,706	1,375	-	-	-	8,714
Interest	209	198	18	-	-	-	425
Lease liabilities:
Principal	4,673	2,840	1,378	1,302	896	-	11,089
Interest	250	295	185	101	24	-	855
Lease related obligation:
Rental payment	1,314	5,497	-	-	-	-	6,811
PER [1]	-	-	-	-	-	85,349	85,349
Capital expenditures	20,860	3,969	15	-	-	-	24,844
Other expenditures
Transportation related services [2]	5,054	11,254	11,254	4,618	823	-	33,003

1  Provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar mine and Florence Copper. As at June 30, 2022, the Company has provided surety bonds totaling $59.4 million for its 75% share of Gibraltar's reclamation security.  For Florence Copper, the Company has provided to the federal and state regulator surety bonds totaling $12.6 million for reclamation security.

2 Transportation related services commitments include ocean freight and port handling services, which are both cancellable upon certain operating circumstances.

The Company has made capital expenditure commitments relating to equipment for the Florence Copper project totaling $22.3 million at June 30, 2022.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company has guaranteed 100% of certain equipment loans and leases entered into by Gibraltar in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $7.5 million as at June 30, 2022.

The Company has also indemnified 100% of a surety bond issued by the Gibraltar joint venture to the Province of British Columbia. As a result, the Company has indemnified the joint venture partner's 25% share of this obligation, which amounted to $7.3 million as at June 30, 2022.

SUMMARY OF QUARTERLY RESULTS

	2022		2021				2020
(Cdn$ in thousands, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	82,944	118,333	102,972	132,563	111,002	86,741	87,398	87,780
Net income (loss)	(5,274)	5,095	11,762	22,485	13,442	(11,217)	5,694	987
Basic EPS	(0.02)	0.02	0.04	0.08	0.05	(0.04)	0.02	-
Adjusted net income (loss) *	(16,098)	6,162	13,312	27,020	9,948	(5,534)	(7,473)	(5,754)
Adjusted basic EPS *	(0.06)	0.02	0.05	0.10	0.04	(0.02)	(0.03)	(0.02)
Adjusted EBITDA *	1,684	38,139	52,988	76,291	47,732	23,722	20,478	31,545

(US$ per pound, except where indicated)
Provisional copper price	4.33	4.57	4.40	4.21	4.34	3.92	3.30	2.99
Realized copper price	4.08	4.59	4.37	4.26	4.48	4.09	3.69	3.15
Total operating costs *	3.47	3.13	1.94	1.57	2.02	2.23	2.82	2.00
Copper sales (million pounds)	16.3	20.5	17.9	24.3	20.0	16.5	18.8	21.4

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.4 of the 2021 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

TASEKO MINES LIMITED Management's Discussion and Analysis

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors.  Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

There were no changes in accounting policies during the three and six months ended June 30, 2022.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

TASEKO MINES LIMITED Management's Discussion and Analysis

KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from
12-months' to 18-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Note 14 of the Financial Statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2022	2021	2022	2021
Salaries and benefits	826	975	5,698	4,529
Post-employment benefits	196	628	374	1,227
Share-based compensation expense (recovery)	(2,252)	1,526	366	4,063
	(1,230)	3,129	6,438	9,819

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Cost of sales	90,992	89,066	57,258	65,893	74,056
Less:
Depletion and amortization	(15,269)	(13,506)	(16,202)	(17,011)	(17,536)
Net change in inventories of finished goods	(3,653)	(7,577)	13,497	762	(4,723)
Net change in inventories of ore stockpiles	(3,463)	(3,009)	4,804	6,291	2,259
Transportation costs	(4,370)	(5,115)	(4,436)	(5,801)	(4,303)
Site operating costs	64,237	59,859	54,921	50,134	49,753
Less by-product credits:
Molybdenum, net of treatment costs	(3,023)	(3,831)	(7,755)	(8,574)	(6,138)
Silver, excluding amortization of deferred revenue	36	202	(330)	300	64
Site operating costs, net of by-product credits	61,250	56,230	46,836	41,860	43,679
Total copper produced (thousand pounds)	15,497	16,024	21,590	25,891	20,082
Total costs per pound produced	3.95	3.51	2.17	1.62	2.18
Average exchange rate for the period (CAD/USD)	1.28	1.27	1.26	1.26	1.23
Site operating costs, net of by-product credits (US$ per pound)	3.10	2.77	1.72	1.28	1.77
Site operating costs, net of by-product credits	61,250	56,230	46,836	41,860	43,679
Add off-property costs:
Treatment and refining costs	2,948	2,133	1,480	3,643	1,879
Transportation costs	4,370	5,115	4,436	5,801	4,303
Total operating costs	68,568	63,478	52,752	51,304	49,861
Total operating costs (C1) (US$ per pound)	3.47	3.13	1.94	1.57	2.02

Total Site Costs

Total site costs is comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko's share of the total site operating costs incurred in the quarter at the Gibraltar mine calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Site operating costs	64,237	59,859	54,921	50,134	49,753
Add:
Capitalized stripping costs	11,887	15,142	12,737	10,882	14,794
Total site costs	76,124	75,001	67,658	61,016	64,547

TASEKO MINES LIMITED Management's Discussion and Analysis

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on derivatives; and
  Loss on settlement of long-term debt and call premium, including realized foreign exchange gains.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

(Cdn$ in thousands, except per share amounts)	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Net income (loss)	(5,274)	5,095	11,762	22,485
Unrealized foreign exchange (gain) loss	11,621	(4,398)	(1,817)	9,511
Unrealized (gain) loss on derivatives	(30,747)	7,486	4,612	(6,817)
Estimated tax effect of adjustments	8,302	(2,021)	(1,245)	1,841
Adjusted net income (loss)	(16,098)	6,162	13,312	27,020
Adjusted EPS	(0.06)	0.02	0.05	0.10

(Cdn$ in thousands, except per share amounts)	2021 Q2	2021 Q1	2020 Q4	2020 Q3
Net income (loss)	13,442	(11,217)	5,694	987
Unrealized foreign exchange (gain) loss	(3,764)	8,798	(13,595)	(7,512)
Realized foreign exchange gain on settlement of long-term debt	-	(13,000)	-	-
Loss on settlement of long-term debt	-	5,798	-	-
Call premium on settlement of long-term debt	-	6,941	-	-
Unrealized loss on derivatives	370	802	586	1,056
Estimated tax effect of adjustments	(100)	(3,656)	(158)	(285)
Adjusted net income (loss)	9,948	(5,534)	(7,473)	(5,754)
Adjusted EPS	0.04	(0.02)	(0.03)	(0.02)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

TASEKO MINES LIMITED Management's Discussion and Analysis

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Loss on settlement of long-term debt (included in finance expenses) and call premium;
  Realized foreign exchange gains on settlement of long-term debt; and
  Amortization of share-based compensation expense.

(Cdn$ in thousands)	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Net income (loss)	(5,274)	5,095	11,762	22,485
Add:
Depletion and amortization	15,269	13,506	16,202	17,011
Finance expense	12,236	12,155	12,072	11,875
Finance income	(282)	(166)	(218)	(201)
Income tax expense	922	1,188	9,300	22,310
Unrealized foreign exchange (gain) loss	11,621	(4,398)	(1,817)	9,511
Unrealized (gain) loss on derivatives	(30,747)	7,486	4,612	(6,817)
Amortization of share-based compensation expense (recovery)	(2,061)	3,273	1,075	117
Adjusted EBITDA	1,684	38,139	52,988	76,291

(Cdn$ in thousands)	2021 Q2	2021 Q1	2020 Q4	2020 Q3
Net income (loss)	13,442	(11,217)	5,694	987
Add:
Depletion and amortization	17,536	15,838	18,747	23,894
Finance expense (includes loss on settlement of long-term debt and call premium)	11,649	23,958	10,575	11,203
Finance income	(184)	(75)	(47)	(4)
Income tax (recovery) expense	7,033	(4,302)	(2,724)	(580)
Unrealized foreign exchange (gain) loss	(3,764)	8,798	(13,595)	(7,512)
Realized foreign exchange gain on settlement of long-term debt	-	(13,000)	-	-
Unrealized loss on derivatives	370	802	586	1,056
Amortization of share-based compensation expense	1,650	2,920	1,242	2,501
Adjusted EBITDA	47,732	23,722	20,478	31,545

Earnings (loss) from mining operations before depletion and amortization

Earnings (loss) from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED Management's Discussion and Analysis

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2022	2021	2022	2021
Earnings (loss) from mining operations	(8,048)	36,946	21,219	51,421
Add:
Depletion and amortization	15,269	17,536	28,775	33,374
Earnings from mining operations before depletion and amortization	7,221	54,482	49,994	84,795

Site operating costs per ton milled

(Cdn$ in thousands, except per ton milled amounts)	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Site operating costs (included in cost of sales)	64,237	59,859	54,921	50,134	49,753

Tons milled (thousands) (75% basis)	5,774	5,285	5,523	5,576	5,429
Site operating costs per ton milled	$11.13	$11.33	$9.94	$8.99	$9.16